SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 333-174780

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

                    365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

The documents listed below as Exhibits are being filed by Postmedia Network Canada Corp. (the “”registrant”) with this report on Form 6-K and with the Securities and Exchange Commission:

Exhibit No.	Exhibit
99.1	Notice of Meeting of First Lien Noteholders in respect of the approval of arrangement pursuant to Section 192 of the Canada Business Corporations Act to be held on September 7, 2016.

99.2

Notice of Meeting of Second Lien Noteholders in respect of the approval: (i) of arrangement pursuant to Section 192 of the Canada Business Corporations Act; and (ii) amendments to the registrant’s shareholder rights plan agreement to be held on September 7, 2016.

99.3

Notice of Special Meeting of Shareholders in respect of: (i) of arrangement pursuant to Section 192 of the Canada Business Corporations Act; and (ii) amendments to the registrant’s shareholder rights plan agreement to be held on September 7, 2016.

99.4	Form of Proxy for the meeting of holders of the first lien notes to be held on September 7, 2016.

99.5	Form of Proxy for the meeting of holders of the second lien notes to be held on September 7, 2016.

99.6	Form of Proxy for the special meeting of shareholders to be held on September 7, 2016.

99.7	Information Circular of the registrant and Postmedia Network Inc. dated August 5, 2016.

99.8	Officer’s Certificate of the registrant and Postmedia Network Inc. dated August 5, 2016.

99.9	Form of Letter of Transmittal of the registrant.

99.10	New Second Lien Notes Participation Form of Postmedia Network Inc.

99.11	Frequently Asked Questions for second lien noteholders regarding participation in the new capital offering pursuant to the registrant’s and Postmedia Network Inc.’s recapitalization transaction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ Jeffrey Haar
Jeffrey Haar
Executive Vice President, Legal & General Counsel

Date: August 11, 2016.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Notice of Meeting of First Lien Noteholders in respect of the approval of arrangement pursuant to Section 192 of the Canada Business Corporations Act to be held on September 7, 2016.

99.2

Notice of Meeting of Second Lien Noteholders in respect of the approval: (i) of arrangement pursuant to Section 192 of the Canada Business Corporations Act; and (ii) amendments to the registrant’s shareholder rights plan agreement to be held on September 7, 2016.

99.3

Notice of Special Meeting of Shareholders in respect of: (i) of arrangement pursuant to Section 192 of the Canada Business Corporations Act; and (ii) amendments to the registrant’s shareholder rights plan agreement to be held on September 7, 2016.

99.4	Form of Proxy for the meeting of holders of the first lien notes to be held on September 7, 2016.

99.5	Form of Proxy for the meeting of holders of the second lien notes to be held on September 7, 2016.

99.6	Form of Proxy for the special meeting of shareholders to be held on September 7, 2016.

99.7	Information Circular of the registrant and Postmedia Network Inc. dated August 5, 2016.

99.8	Officer’s Certificate of the registrant and Postmedia Network Inc. dated August 5, 2016.

99.9	Form of Letter of Transmittal of the registrant.

99.10	New Second Lien Notes Participation Form of Postmedia Network Inc.

99.11	Frequently Asked Questions for second lien noteholders regarding participation in the new capital offering pursuant to the registrant’s and Postmedia Network Inc.’s recapitalization transaction.